March 6, 2003


VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

          Re:      Midland National Life Separate Account A
                   Form N-6, File No. 333-103336
                   Filed and Accepted on February 20, 2003
                   Accession No. 0001076981-03-000017

                   Withdrawal of Registration Statement Pursuant to Rule 477

Commissioners:
On behalf of the Midland Life Separate Account A (the "Separate Account") of Midland National Life Insurance Company ("Midland Life"), we hereby request that the above-referenced registration statement under the Securities Act of 1933 (Form N-6, File No. 333-103336) be withdrawn, pursuant to Rule 477 under that Act.

On February 20, 2003, the registration statement was inadvertently filed as a new registration statement under the Securities Act of 1933 (the "1933 Act") when it should have been submitted as a post-effective amendment to an existing registration. Specifically, it was submitted and accepted via EDGAR as an "N-6," the incorrect form type. (On February 21, 2003, the registration statement was correctly re-submitted and accepted via EDGAR as a 485APOS, the correct form type). The N-6 registration statement was assigned File No. 333-103336. This registration statement never became effective and no securities were sold in connection with this registration statement.

It should be noted that the Separate Account is a registered unit investment trust under the Investment Company Act of 1940 (the "1940 Act") (File No. 811-05271). The Separate Account is the funding vehicle for different classes of variable life insurance contracts issued by Midland Life, registered separately under the Securities Act of 1933. Therefore, the Separate Account will maintain its registered status under the 1940 Act.
If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland Asbill & Brennan LLP at (202) 383-0126.

Sincerely,

\s\

Tracy Michels
Assistant Vice President
Compliance


cc:       Frederick R. Bellamy
          Sutherland Asbill & Brennan LLP